UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
01988P108
(CUSIP Number)
Thomas E. Kilroy, Esq.
Misys plc
One Kingdom Street
Paddington
London W2 6BL
United Kingdom
44 (0)20 3320 5000

A. Peter Harwich, Esq.
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020
United States of America
(212) 610-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON MISYS PLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,005,621

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

19,005,621

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,005,621

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON KAPITI LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,056

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

190,056

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,056

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	01988P108

1.	NAME OF REPORTING PERSON ACT SIGMEX LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7.	SOLE VOTING POWER

NUMBER OF

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,815,565

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10.	SHARED DISPOSITIVE POWER

18,815,565

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,815,565

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

INTRODUCTORY STATEMENT
     This Amendment No. 7 (this “Amendment”) amends the Schedule 13D initially filed on October 20, 2008 (the “Original Filing”), as amended by Amendment No. 1 filed on February 11, 2009 (the “First Amendment”), Amendment No. 2 filed on February 26, 2010 (the “Second Amendment”), Amendment No. 3 filed on June 10, 2010 (the “Third Amendment”), Amendment No. 4 filed on July 27, 2010 (the “Fourth Amendment”), Amendment No. 5 filed on August 20, 2010 (the “Fifth Amendment”) and Amendment No. 6 filed on August 25, 2010 (the “Sixth Amendment”), each relating to the common stock, par value $0.01, of Allscripts Healthcare Solutions, Inc. (formerly known as Allscripts-Misys Healthcare Solutions, Inc.) (the “Company”). Information reported in the Original Filing, as amended or superseded by information contained in the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment or the Sixth Amendment remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.
ITEM 4. PURPOSE OF TRANSACTION
     The disclosure in Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:
     On August 27, 2010, the Company purchased 5,313,807 shares of Company common stock from Kapiti Limited (“Kapiti”) and ACT Sigmex Limited (“ACTS”), thus completing the Additional Repurchase described in the Fifth Amendment.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     The disclosure in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:
     On August 27, 2010, the Company purchased 5,313,807 shares of Company common stock from Kapiti and ACTS, thus completing the Additional Repurchase described in the Fifth Amendment.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The disclosure in Item 6 of this Schedule 13D is hereby amended and supplemented as follows:
     Following the closing of the transaction described in Item 5 above, subsidiaries of Misys plc (“Misys”) hold an aggregate of 19,005,621 shares of Company common stock.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 31, 2010

MISYS PLC
By:	/s/ Sarah E.H. Brain
	Name:	Sarah E.H. Brain
	Title:	Deputy Company Secretary

KAPITI LIMITED
By:	/s/ Nicholas Farrimond
	Name:	Nicholas Farrimond
	Title:	Authorized signatory

ACT SIGMEX LIMITED
By:	/s/ Nicholas Farrimond
	Name:	Nicholas Farrimond
	Title:	Authorized signatory